UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2023

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated March 16, 2023.

1

The information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. In addition, the information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference into such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports financial results for full year 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: March 16, 2023

2

Pharming Group reports financial results for full year 2022

•Total revenues increased by 3% to US$205.6 million, in line with single digit growth guidance

•Operating profit increased by 34% to US$18.2 million

•Robust cash flows from operations of US$22.9 million drove overall cash balance from US$193.0 million to US$208.7 million

•Leniolisib FDA review remains on track with a PDUFA goal date of March 29, 2023

•Significant investments made in leniolisib launch preparations, organizational structure and pipeline development

•Pharming confirms that it has full access to its cash deposits

Leiden, The Netherlands, March 16, 2023: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) presents its preliminary (unaudited) financial report for the full year ended December 31, 2022.

Chief Executive Officer, Sijmen de Vries commented:
“2022 was a pivotal year for Pharming. It was a year in which we prioritized our efforts in rare diseases and affirmed our commitment to our purpose of serving the unserved rare disease patient. It is this priority and commitment that forms the foundation as we build Pharming into a leading, global rare disease company across multiple geographies, with multiple products, a well-defined pipeline and with the necessary commercial infrastructure in place to enhance our future ambition.

Beginning in early 2022, we put into motion a bold strategy and made significant regulatory progress in advancing leniolisib towards marketing approval. In the U.S. and Europe, dossiers were filed and validated, with plans for the U.K. filing in the second half of 2023 remaining on track.

We also announced positive Phase 3 clinical trial data for leniolisib with our findings published in Blood, the peer reviewed international medical journal of the American Society of Hematology. This was followed by the presentation of positive interim analysis data from the open label extension study at the 64th American Society Hematology (ASH) Annual Meeting.

In preparation for the FDA PDUFA goal date of March 29 in the U.S., and to ensure commercial success with what will be our second marketed product, Pharming began investing significantly in its commercial infrastructure both in the U.S. and Europe from the third quarter. With this ramp up of commercial capabilities, we feel we are well positioned to successfully commercialize leniolisib in the U.S. shortly after receiving a positive decision. Looking to Europe, having those commercial capabilities already in place will be vital to executing our launch strategy following a positive CHMP opinion expected in the second half of 2023 and marketing authorisation expected approximately two months later.

To support leniolisib and our broader growth ambitions in the rare disease space, we will continue advancing our pipeline via internal projects, as well as through potential in-licensing or acquisitions. The focus of these potential opportunities would target rare disease assets in mid to-late stage development, including assets with a clinical-proof-of-concept where we feel comfortable taking Phase III clinical risk. Internally, our focus will be additional indications for leniolisib, as well as the advancement of OTL-105 for the treatment of HAE.

With a clear foundation laid, and a great start to our strategic execution, we have much to be proud of in 2022. I would like to thank our employees, our partners and suppliers and all of those who worked tirelessly to make this year such a success. We look forward to continuing to execute on our strategic objectives in 2023 as we follow through on Pharming’s vision to become a leading, global rare disease company.”

Strategic highlights
In 2022, we prioritized our efforts on rare diseases and executed on a number of our strategic objectives to help build a sustainable global rare disease business focused on RUCONEST® sales, the approval, launch and commercialization of leniolisib for activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS) in key markets, and the ongoing development and management of our pipeline.
We significantly expanded our organization and headcount in 2022, especially in the second half of the year when we added commercial and medical affairs personnel to support market development and to prepare for the anticipated launch and commercialization of leniolisib for APDS. These investments are in line with our strategy to become a global, multi-product, rare disease company.
In line with our renewed focus on rare diseases, we are advancing the development of our pipeline through a combination of internal development projects - including the development of additional indications for leniolisib, as well as OTL-105 as a gene therapy for HAE - and the potential acquisition or in-licensing of mid to late-stage assets.

Investments in our internal pipeline projects and potential acquisitions and in-licensing will be financed through a combination of positive cash flow from the RUCONEST® business, anticipated future leniolisib business, and available cash from our strong balance sheet. If required, Pharming may access additional funding from the capital markets.

Leniolisib development and commercialization
For leniolisib, Pharming has a three-step approach planned for the coming years.
The first step is the anticipated regulatory approval and commercial launch of leniolisib for the treatment of activated PI3K delta syndrome (APDS) in adults and adolescents aged 12 and older in the U.S. during the first half of 2023. This will be followed by key markets in the European Economic Area (EEA) and the U.K., subject to an anticipated positive CHMP opinion in the second half of 2023. The Company currently plans to pursue regulatory approvals in Japan, Canada, and Australia, and will evaluate additional countries and regions for product expansion, and will commercialize the product either directly or through strategic distribution partnerships.

The second step includes clinical development and regulatory approvals to expand the marketing of leniolisib as a treatment for APDS to children as young as one year of age.

The third step is the development of leniolisib in additional indications beyond APDS. Prioritization and preclinical testing work is ongoing and we expect to announce further details on our plans to develop leniolisib in additional indications in the second half of 2023.

Leniolisib clinical data
In February 2022, Pharming announced positive results from the pivotal Phase II/III blinded randomized, placebo-controlled registration-enabling study of leniolisib for the treatment of APDS in adults and adolescents aged 12 years or older. Data from this trial was presented at the Clinical Immunology Society 2022 Annual Meeting in April 2022 and published in Blood, the peer-reviewed international medical journal of the American Society of Hematology, in December 2022. Also in December 2022, positive interim analysis data from the open-label extension study evaluating leniolisib as a treatment for adult and adolescent patients 12 years or older with APDS was shared in an oral presentation at the 64th American Society Hematology (ASH) Annual Meeting.

Addressable global market opportunities
Pharming believes there are more than 1,500 patients with APDS living in the United States, Europe, Japan, Australia, Canada, and Israel. This figure is based on current populations and available literature which estimates the prevalence of the disease to be approximately 1 to 2 patients per million.

To date, we have identified more than 500 patients with a confirmed APDS diagnosis in the countries where we intend to initially commercialize leniolisib. These patients have been found through the efforts of our disease educators and patient finders, as well as through our genetic testing partnership with Invitae, which offers free of charge genetic testing to US-based clinicians who believe they may have a patient with APDS. A genetic test enables a clinician to confirm their clinical suspicions and definitively diagnose APDS.

U.S. market
In 2022, the US Food and Drug Administration (FDA) accepted for priority review Pharming’s New Drug Application (NDA) for leniolisib to treat adults and adolescents 12 years of age and older with APDS. The FDA assigned a Prescription Drug User Fee Act (PDUFA) goal date of March 29, 2023. We currently remain on track for the FDA decision on leniolisib, followed by the anticipated commercial launch in the second quarter of 2023.

In anticipation of a positive decision by the FDA, in the second half of 2022 we grew our US commercial infrastructure, including our field force, and leveraged our marketing capabilities to prepare for the successful commercialization of leniolisib.

The U.S. Centers for Disease Control and Prevention (CDC) added a new diagnosis for APDS to the International Classification of Diseases, 10th Revision, Clinical Modification (ICD-10-CM), formally recognizing APDS as a discrete immunological disease. The diagnosis code, D81.82 ‒ Activated Phosphoinositide 3-kinase Delta Syndrome (APDS), took effect on October 1, 2022. The assignment of the ICD-10-CM code by the CDC enables physicians and payors in the U.S. to add a diagnosis of APDS to patients’ health records, which will help connect these individuals with researchers studying the prevalence and course of the disease. In addition, by allocating a specific diagnosis, the new ICD-10-CM code may help confirm medical necessity in individual patients, thus improving their access to relevant care options through U.S. health insurance plans.

EEA and U.K. market

In the EEA, Pharming submitted a marketing authorisation application (MAA) to the European Medicines Agency (EMA) for leniolisib as a treatment for APDS in adults and adolescents aged 12 and older. Our dossier was filed and validated by EMA in October 2022 under the accelerated assessment timetable.

In February 2023, Pharming Group announced that the EMA’s Committee for Human Medicinal Products (CHMP) decided to shift its assessment of the MAA for leniolisib to a standard review timetable. The list of questions received by Pharming from EMA included a request to submit updated data from the ongoing long-term extension study collected after the interim analysis included in the original MAA. We anticipate that the CHMP will issue its opinion on the leniolisib MAA in the second half of 2023 and expect European marketing authorisation approximately two months later.

In the U.K. and in line with the European Commission Decision Reliance Procedure (ECDRP), we intend to file the leniolisib dossier to the U.K.’s Medicines and Healthcare products Regulatory Agency (MHRA) within five days of a positive CHMP opinion; expected in the second half of 2023.
The U.K. government has extended the ECDRP until December 31, 2023.

Japan
In line with our strategy to expand the reach of our products to rare disease patients, on March 9, 2023 we filed an Orphan Drug Designation (ODD) application with the Ministry of Health, Labor and Welfare (MHLW) in Japan. We expect to begin a clinical trial in Japan in second quarter of 2023 for APDS patients aged 12 and older. We currently anticipate marketing leniolisib in Japan directly following regulatory approval.

Pediatric clinical development
Pharming has developed a clinical plan to include children as young as one year of age who are afflicted with APDS. During the first half of 2022, positive decisions were received from EMA and the U.K.’s MHRA on the Pediatric Investigation Plan (PIP) for leniolisib as a treatment for APDS in children younger than 12 years of age.

In April 2022, the MHRA granted Promising Innovative Medicine (PIM) designation to leniolisib for the treatment of APDS. A PIM designation is an early indication that leniolisib is a candidate for the MHRA’s Early Access to Medicines Scheme. This scheme provides an opportunity for treatment options to be used in clinical practice in parallel with the later stages of the regulatory process.

The leniolisib PIP includes two planned global clinical trials in pediatric patients with APDS to support regulatory filings worldwide.

In February 2023, Pharming announced that the first patient had been enrolled in its Phase III clinical trial evaluating leniolisib in children aged 4 to 11 with APDS at sites in the United States, Europe, and Japan.

Leniolisib for additional indications (PI3Kδ technology platform)
As we continue to work towards regulatory approvals of leniolisib for APDS in the United States, Europe and the United Kingdom, we have also commenced working towards prioritizing other indications where leniolisib has the potential to deliver value for patients. PI3Kδ has been identified as an important player in a variety of disease states, and leniolisib has demonstrated an attractive, long-term efficacy, safety and tolerability profile in clinical trials conducted in both healthy volunteers and patients. This provides a solid basis for our plans for the investigation and investment in further leniolisib indications,

Pre-Clinical Pipeline
OTL-105
Pharming has an ongoing strategic collaboration with Orchard Therapeutics to research, develop, manufacture and commercialize OTL-105, a newly disclosed investigational ex vivo autologous hematopoietic stem cell (HSC) gene therapy for the treatment of hereditary angioedema (HAE). The program has made good progress developing the lentiviral vector to enhance C1-inhibitor expression and is now testing in preclinical HAE disease models. We anticipate providing further updates as we move towards preparing an Investigational New Drug (IND) filing.

Pompe
We are continuing the preclinical investigation of a next-generation alpha-glucosidase therapy for the treatment of Pompe disease, and are currently evaluating potential differentiating features of our product candidate in these preclinical studies. We expect to update the market on our findings in the second quarter of 2023.

Discontinuation of non-rare disease assets
In line with our strategic decision to focus on rare diseases, we announced at our half year financial results in August 2022 the discontinuation of development of recombinant human C1 esterase inhibitor (rhC1INH) for acute kidney injury (AKI) and pre-eclampsia (PE). In line with this decision, we also announce today that we have stopped further development in the large-scale production of rhC1INH through the use of our transgenic cattle herd program, and have stopped the ongoing Phase IIb clinical trial and we will no longer pursue other strategic options.

RUCONEST® - marketed for the treatment of acute HAE attacks
In 2022, RUCONEST® returned to positive growth, achieving US$205.6 million in revenues and demonstrating the sustainability of our product for the treatment of acute HAE attacks, first commercialized in the United States in 2014.

The United States accounted for the majority of worldwide revenues with US$200.1 million in 2022 compared to US$193.4 million in 2021. From the second quarter onward, we achieved quarter-on-quarter growth in the US market, both in volumes and revenues, reflecting the growing number of patients using RUCONEST® and physicians prescribing the medication.

Revenues within Europe remained stable in spite of strong prophylactic and generic competition.

While Pharming faces competition within the HAE market, the continued need for effective and reliable treatments for acute attacks, including breakthrough attacks in patients on prophylactic therapy, as well as RUCONEST®’s distinct advantages as the only recombinant treatment that targets the root cause of HAE by replacing missing or dysfunctional C1-INH, allows for sustainability in RUCONEST®’s revenues.

Organizational highlights

Pharming’s headcount grew significantly in 2022. This growth was seen in commercial, medical and in back office support personnel in preparation for the launch and commercialization of leniolisib in key markets, most of which was in place at the tail end of the third quarter. Pharming will continue investing in its future by building the infrastructure to support the successful launch and commercialization of leniolisib and our other existing and future pipeline programs.

Subsequent event
On March 12 and 13, 2023, Pharming issued three press releases regarding the events surrounding Silicon Valley Bank. Pharming confirms that it has full access to its deposits.

Full Year 2022 Financial highlights

Amounts in US$m except per share data	2022	2021	% Change
Income Statement
Revenues	205.6	198.9	3%
Gross profit	188.1	177.7	6%
Operating profit	18.2	13.6	34%
Profit for the year	13.7	16.0	(14)%
Balance Sheet
Cash & marketable securities	208.7	193.0	8%
Share Information
Basic earnings per share (US$)	0.021	0.025	(16)%
Diluted earnings per share (US$)	0.019	0.023	(17)%

Financial Review
In 2022, Pharming’s revenues increased by 3% to US$205.6 million and operating profit increased by 34% to US$18.2 million. Net profit decreased by 14% to US$13.7 million.

This section will further elaborate on Pharming's financial performance in 2022.

Revenues and Gross Profit
The increase in revenues was primarily a result of higher sales of RUCONEST® in the U.S. market (US$200.1 million in 2022 compared to US$193.4 million in 2021), which was supported by a price increase below CPI, as well as an increase in physicians prescribing and the number of patients using RUCONEST®.

Revenues in Europe remained the same as last year at US$4.9 million in 2022. Revenue in the rest of the world, excluding Europe, increased to US$0.6 million from US$0.5 million in 2021.

Cost of sales decreased by 17% from US$21.1 million in 2021 to US$17.6 million in 2022. Cost of sales related to product sales in 2022 amounted to US$17.4 million compared to US$19.1 million in 2021. The remainder of costs in 2022 (US$0.2 million) stem from impairment charges on inventory designated for commercial activities (2021: US$2.0 million).

Gross profit increased by US$10.4 million, or 6%, to US$188.1 million for the year 2022. The main reasons for this increase were higher sales of RUCONEST®, a favorable currency translation effect and favorable production results.

Operating Profit and Other Operating Costs
For 2022, the operating profit increased by US$4.6 million to US$18.2 million compared with US$13.6 million for the prior year. This increase was driven by increased gross profit (US$10.4 million) as mentioned above, increased other income (US$11.9 million) and offset by increased operating costs (US$17.6 million).

Other income increased significantly by US$11.9 million in 2022 to US$14.5 million as compared to US$2.6 million in 2021 as Pharming reduced its minority stake in BioConnection from 43.85% to 22.98% in April 2022. As a result of this transaction, Pharming received one-off net cash proceeds of US$7.5 million and recognized a gain of US$12.2 million. This was partly offset by a decrease in government grants on R&D projects, due to Pharming's renewed strategy and pipeline.

The operating costs for 2022 increased primarily from additional investments in leniolisib (development, medical affairs, commercial launch preparation). Furthermore, costs for the OTL-105 development increased and impairment costs were incurred from the discontinuation of the development of AKI and the cattle platform. Out of pocket costs of closed programs (Covid 19, PE, and AKI) were reduced versus the previous year.

Financial income and expenses
Other finance income decreased by US$10.4 million, to US$4.5 million for the year-end December 31, 2022. This decrease was primarily caused by fluctuations in the U.S. Dollar versus Euro during 2021 and 2022. This had a particular impact on the bank balances due to our net cash position.

During 2022, Pharming reduced its currency translation exposure causing the decrease of currency translation income in 2022 as compared to 2021.
Other finance expenses decreased by US$0.7 million, from US$6.2 million for year-end December 31, 2021 to US$5.5 million for the year ended December 31, 2022, mainly caused by currency translation effects.

The fair value loss on revaluation (US$1.2 million) relates to fair value adjustments in the BioConnection preference share which is included in Pharming's balance sheet as an investment in equity instruments designated at the Fair Value Through the Statement of Profit and Loss (FVTPL).

Income tax expense
Income tax expense decreased by US$5.8 million from US$7.1 million for the year ended December 31, 2021 to US$1.3 million for the year ended December 31, 2022, mainly due to the decrease in profit before tax and income from the BioConnection transaction, as mentioned above, being tax exempt.
Profit for the year
A total net profit in 2022 of US$13.7 million represented a decrease of 14% over 2021 (US$16.0 million). The decrease was mainly caused by an increase in operating costs - due to company growth - investments in Pharming’s product pipeline, decreasing foreign exchange gains and impairment charges on the cancelled downstream production facility. These increased costs were partly offset by an increase in revenues and other income.

Intangible assets
In 2022, intangible assets decreased by US$8.7 million from US$83.8 million in 2021 to US$75.1 million in 2022. The decrease was caused by regular amortization (US$4.3 million) and foreign currency effects (US$5.0 million), and was partly offset by investments in assets (US$0.6 million).

Amortization
This relates to regular amortization of software and the re-acquired rights related to the acquisition of all North American commercialization rights from Bausch Health in 2016 and the acquisition of all European commercialization and distribution rights from Swedish Orphan International AB (“Sobi”) in 2020. Amortization is charged based on the economic lifetime of the intangible asset. The economic lifetime of the North American commercialization rights from Bausch Health is 20 years, where the economic lifetime of the European commercialization and distribution rights from Swedish Orphan International AB is 12 years. This estimate did not change compared to the previous year.

Investments
Investments in intangible assets relate to software. Assets acquired related to software (US$0.6 million) mainly relate to the improvements and updates to Pharming’s ERP system SAP S/4HANA. The ERP system was implemented and operational as of January 1, 2022 and amortized over five years, which is considered to be the expected economic lifetime.

Property, plant and equipment
Property, plant and equipment decreased from US$13.2 million for 2021 to US$10.4 million for 2022. The decrease was mainly caused by regular depreciation (US$2.6 million), foreign currency effects US$0.7 million and impairments and divestment activities (US$0.9 million). These activities were related to assets designated to the development of rhC1INH therapy for Acute Kidney Injury, which was stopped.

The decrease was partly offset by capital expenditures of US$1.4 million mainly relating to new machinery and equipment for Pharming's production process.

Right-of-use assets
The right-of-use assets increased by US$8.9 million to US$28.8 million for 2022 (2021: US$19.9 million). Investments of US$16.8 million in 2022, were primarily related to a new asset caused by the inception of the lease contract for the DSP facility at Pivot Park, Oss. As communicated in the prior year, as a result of our renewed strategic manufacturing partnership with long-term manufacturing partner Sanofi S.A., Pharming decided to complete the construction of the new building, but will no longer pursue the realization of its own downstream production capacity at Pivot Park in Oss. During 2022 the lease commenced and resulted in an investment of US$14.6 million. Pharming is currently looking into possibilities for alternative use. As a result of aforementioned decision, the right-of-use asset was impaired for an amount of US$3.9 million. The remainder of the investments relate to investments in Pharming's lease car portfolio.

The increase in the right-to-use assets are partly offset by regular depreciation (US$3.0 million) and foreign currency effects (US$0.8 million).

Investments
Investments increased by US$1.1 million to US$9.7 million at December 31, 2022. This was caused by a decrease in investments accounted for using the equity method of US$4.7 million in 2022 from US$7.2 million at the end of the year in 2021, which resulted in a balance of US$2.5 million for the year ended December 31, 2022. Next to this, a decrease was applicable in investments in debt instruments designated as at the Fair Value Through Other Comprehensive Income (FVTOCI) of US$1.0 million to US$0.4 million for the year ended December 31, 2022 (2021: US$1.4 million). Finally, Pharming recognized a new investment in a debt instrument designated as at FVTPL (US$6.8 million).

Investments accounted for using the equity method
The asset relates to an investment in the ordinary shares of BioConnection Investments B.V.. During the second quarter of 2022, Pharming entered into a share purchase agreement, following receipt of an offer for all shares in BioConnection by Gimv, a European investment company listed on Euronext Brussels. The existing shareholders (including Pharming) reached an agreement with Gimv on the sale of all issued and outstanding shares to a new holding company (BioConnection Investments B.V.) incorporated by Gimv, followed by a partial re-investment by existing shareholders of the purchase price in the share capital of BioConnection Investments B.V. The re-investment relates to the purchase of ordinary shares and a preference share. The transaction diluted Pharming’s stake in BioConnection from 43.85% in 2021 to 22.98% in 2022, which caused a decrease of US$3.0 million

As a result of this transaction, Pharming received one-off net cash proceeds of US$7.5 million (EUR6.9 million) and recognized a gain of US$12.2 million.

Furthermore, the remainder of the decrease was caused by the recognition of Pharming's share in the results of BioConnection and currency translation effects.

Investment in debt instruments designated as at FVTPL
The asset relates to the preference share as obtained as part of the agreement referred to above relating to BioConnection Investments B.V. The fair value was calculated based on a commonly accepted valuation method, the option pricing model (“OPM”). As a result, Pharming recognized a fair value asset of US$7.9 million at inception date in Q2 2022. Management reassessed the fair value at December 31, 2022, resulting in a decrease of the fair value of US$1.2 million.

Inventories
Inventories increased from US$27.3 million for the year ended December 31, 2021 to US$42.3 million for the year ended December 31, 2022. This was largely due to an increase in work in progress inventory.

Cash and cash equivalents
Cash and cash equivalents, together with restricted cash, increased to US$208.7 million at the year-end 2022, compared with US$193.0 million for the year ended December 31, 2021. This was a result of positive cash flows from operating activities of US$22.9 million and positive cash flows generated from investing activities of US$5.3 million. This was offset by net cash flows used in financing activities of US$5.0 million and currency translation effect of US$7.8 million.

Equity
The equity position increased by US$11.7 million from US$192.9 million for the year ended December 31, 2021 to US$204.6 million for the year ended December 31, 2022. This was mainly due to the changes in the net result achieved by Pharming (US$13.7 million) and transactions recognized directly in equity relating to share based compensation and exercised options (US$8.7 million), and was partly offset by other comprehensive income relating to the currency translation reserve of US$10.4 million and fair value changes on investments designated as fair value with changes through other comprehensive income (US$0.7 million).

Convertible bond
The convertible bond has decreased by US$7.5 million to US$133.4 million at year-end 2022, moving from US$140.9 million as of December 31, 2021. This was mainly caused by foreign currency effects of US$8.3 million, which was partly offset by amortization of transactions costs (US$0.8 million). During 2022, a total of US$4.0 million of interest was paid on the bond.

Lease liabilities
Lease liabilities increased by US$12.4 million from US$20.9 million as of 2021 to US$33.3 million per December 31, 2022. The increase (US$16.2 million) was mainly due to new lease contracts for our DSP facility at Pivot Park, Oss in the Netherlands, inflation increases on lease prices for other facilities, and additions to the liability due to expansion of Pharming's car fleet. This was partly offset by monthly or quarterly lease payments (US$3.3 million). The remainder relates to regularly accrued interest expenses and foreign exchange effects.

Outlook/Summary
For 2023, the Company anticipates:
•Continued low single digit growth in annual revenues from RUCONEST®, with quarterly fluctuations expected.

•Subject to FDA approval in the U.S. for leniolisib, we plan to commercially launch leniolisib in 2Q 2023.

•We anticipate a positive CHMP opinion for leniolisib in 2H 2023. Marketing authorisation in Europe expected ∼2 months later, followed by commercial launches in individual EU countries.

•Following an anticipated positive CHMP opinion in 2H 2023, we intend to submit an ECDRP filing with the UK MHRA for leniolisib shortly thereafter. Approval expected several months later.

•Pharming will continue to allocate resources to accelerate future growth. Investments in launch preparations, commercialization, and focused clinical developments for leniolisib, including to support pediatric and Japan approvals and for the development of leniolisib in additional indications, will continue to impact profit throughout 2023. Our current cash on hand including the continued cash flow from RUCONEST® are expected to be sufficient to fund these investments.

•Further details on our plans to develop leniolisib in additional indications to be provided in 2H 2023.

•Investment and continued focus on potential acquisitions and in-licensing of late-stage opportunities in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2023 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 10:30 CET today.

Conference Call
The conference call will begin at 13:30 CET on Thursday, March 16. A transcript of the call will be made available on the Pharming.com website the following day, Friday, March 17 from 16:30 CET.

Please note, the Company will only take questions from dial-in attendees.
Dial-in numbers for conference call
Netherlands (Local) +31 85 888 7233
United Kingdom +44 800 640 6441
United Kingdom (Local) +44 20 3936 2999
United States +1 855 979 6654
United States (Local) +1 646 664 1960
Global dial-in numbers
Access code: 566339

Webcast Link:
https://webcast.openbriefing.com/pharming-fy22/

Financial Calendar 2023
Annual Report and 20-F 2022            April 5
1Q 2023 financial results             May 11
Annual General Meeting of Shareholders    May 17
2Q/1H 2023 financial results            August 3
3Q 2023 financial results            October 26

For further public information, contact:
Pharming Group N.V., Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696

Heather Robertson, Investor Relations & Corporate Communications Manager
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl
About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.
For more information, visit www.pharming.com and find us on LinkedIn.

Risk profile
We continue to closely monitor and manage the key risks and opportunities, and will respond appropriately to any emerging risk. We will issue a full overview of our risk profile in our Annual report 2022 to be published on April 5, 2023.

Related party transactions
There are no material changes in the nature, scope, and (relative) scale in this reporting period compared to last year.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2021 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Financial Statements in US Dollars (unaudited)
For the year ended 31 December 2022

•Condensed consolidated statement of profit and loss
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of cash flow

CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS
For the year ended 31 December

Amounts in US$ ‘000	2022	2021
Revenues	205,622	198,871
Costs of sales	(17,562)	(21,142)
Gross profit	188,060	177,729
Other income	14,523	2,620
Research and development	(52,531)	(70,369)
General and administrative	(46,016)	(36,974)
Marketing and sales	(85,803)	(59,445)
Other Operating Costs	(184,350)	(166,788)
Operating profit	18,233	13,561
Fair value gain (loss) on revaluation	(1,185)	114
Other finance income	4,485	14,894
Other finance expenses	(5,463)	(6,185)
Finance result, net	(2,163)	8,823
Income from associates	(1,083)	694
Profit before tax	14,987	23,078
Income tax expense	(1,313)	(7,082)
Profit for the year	13,674	15,996
Basic earnings per share (US$)	0.021	0.025
Diluted earnings per share (US$)	0.019	0.023

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December

Amounts in US$ ‘000	2022	2021
Profit for the year	13,674	15,996
Currency translation differences	(10,353)	(14,802)
Fair value remeasurement investments	(705)	(2,283)
Items that may be subsequently reclassified to profit or loss	(11,058)	(17,085)
Other comprehensive income (loss), net of tax	(11,058)	(17,085)
Total comprehensive income for the year	2,616	(1,089)

CONDENSED CONSOLIDATED BALANCE SHEET
As at 31 December
Amounts in US$ ‘000	2022	2021
Non-current assets
Intangible assets	75,121	83,834
Property, plant and equipment	10,392	13,222
Right-of-use assets	28,753	19,943
Long-term prepayments	228	194
Deferred tax assets	22,973	21,216
Investment accounted for using the equity method	2,501	7,201
Investments in equity instruments designated as at FVTOCI	403	1,449
Investment in debt instruments designated as at FVTPL	6,827	—
Restricted cash	1,099	812
Total non-current assets	148,297	147,871
Current assets
Inventories	42,326	27,310
Trade and other receivables	27,619	29,983
Restricted cash	213	227
Cash and cash equivalents	207,342	191,924
Total current assets	277,500	249,444
Total assets	425,797	397,315

Share capital	7,509	7,429
Share premium	462,297	455,254
Other reserves	(8,737)	3,400
Accumulated deficit	(256,431)	(273,167)
Shareholders’ equity	204,638	192,916
Non-current liabilities
Convertible bonds	131,618	139,007
Lease liabilities	29,843	18,456
Other financial liabilities	—	165
Total non-current liabilities	161,461	157,628
Current liabilities
Convertible bonds	1,768	1,879
Derivative financial liabilities	—	—
Loans and borrowings	—	—
Trade and other payables	54,465	42,473
Lease liabilities	3,465	2,419
Other financial liabilities	—	—
Total current liabilities	59,698	46,771
Total equity and liabilities	425,797	397,315

CONDENSED CONSOLIDATED STATEMENT CHANGES IN EQUITY
For the period ended 31 December
Attributable to owners of the parent

Amounts in US$ ‘000	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at January 1, 2021	7,312	447,130	24,614	(295,621)	183,435
Profit for the year	—	—	—	15,996	15,996
Other comprehensive income (loss) for the year	—	—	(17,085)	—	(17,085)
Total comprehensive income (loss) for the year	—	—	(17,085)	15,996	(1,089)
Other reserves	—	—	(4,129)	4,129	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	(1,853)	(1,853)
Share-based compensation	—	—	—	9,056	9,056
Bonuses settled in shares	—	—	—	—	—
Value conversion rights of convertible bonds	—	—	—	—	—
Warrants exercised/ issued	1	80	—	—	81
Options exercised / LTIP shares issued	116	8,044	—	(4,874)	3,286
Total transactions with owners, recognized directly in equity	117	8,124	(4,129)	6,458	10,570
Balance at December 31, 2021	7,429	455,254	3,400	(273,167)	192,916

Profit for the year	—	—	—	13,674	13,674
Other comprehensive income (loss) for the year	—	—	(11,054)	—	(11,054)
Total comprehensive income (loss) for the year	—	—	(11,054)	13,674	2,620
Other reserves	—	—	(1,083)	1,083	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	430	430
Share-based compensation	—	—	—	6,392	6,392
Bonuses settled in shares	—	—	—	—	—
Value conversion rights of convertible bonds	—	—	—	—	—
Warrants exercised	—	—	—	—	—
Options exercised / LTIP shares issued	80	7,043	—	(4,843)	2,280
Total transactions with owners, recognized directly in equity	80	7,043	(1,083)	3,062	9,102
Balance at December 31, 2022	7,509	462,297	(8,737)	(256,431)	204,638

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December
Amounts in $’000	2022	2021
Profit before tax	14,987	23,078
Non-cash adjustments:
Depreciation, amortization, impairment of non-current assets	13,188	19,610
Equity settled share based payments	6,392	9,056
Gain on disposal of investment in associate	(11,057)	—
Fair value gain (loss) loss on revaluation of derivatives	—	(114)
Other finance income	(4,485)	(14,906)
Other finance expenses	5,463	6,196
Share of net profits in associates using the equity method	1,083	(694)
Other	—	524
Operating cash flows before changes in working capital	25,571	42,750

Changes in working capital:
Inventories	(15,016)	(6,153)
Trade and other receivables	2,364	5,918
Payables and other current liabilities	11,992	(5,193)
Restricted cash	273	467
Total changes in working capital	(387)	(4,961)

Interest received	85	53
Income taxes paid	(2,372)	—

Net cash flows generated from (used in) operating activities	22,897	37,842
Capital expenditure for property, plant and equipment	(1,376)	(10,739)
Investment intangible assets	(601)	(3,447)
Investment associate	7,300	—
Investment in equity instruments designated as at FVTOCI	—	(4,589)
Acquisition of license	—	(2,530)
Net cash flows generated from (used in) investing activities	5,323	(21,305)
Payment on contingent consideration	—	(25,000)
Payment of lease liabilities	(3,311)	(3,217)
Interests on loans	(3,952)	(4,448)
Proceeds of equity and warrants	2,281	4,718
Net cash flows generated from (used in) financing activities	(4,982)	(27,947)
Increase (decrease) of cash	23,238	(11,410)
Exchange rate effects	(7,820)	(1,825)

Cash and cash equivalents at 1 January	191,924	205,159

Total cash and cash equivalents at December 31	207,342	191,924
---ENDS---